UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Barnes & Noble Education, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06777U101
(CUSIP Number)

Outerbridge Capital Management, LLC
767 Third Avenue, 11th Floor
New York, New York 10017
(347) 493-0350
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 207,613,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,613,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,613,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO, IA

(1) The aggregate percentage of Common Stock reported owned herein is based upon 2,620,495,552 shares of Common Stock outstanding, as of June 10, 2024.

1	NAME OF REPORTING PERSON Outerbridge Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 207,613,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,613,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,613,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON PN

(1) The aggregate percentage of Common Stock reported owned herein is based upon 2,620,495,552 shares of Common Stock outstanding, as of June 10, 2024.

1	NAME OF REPORTING PERSON Outerbridge Special Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 207,613,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 207,613,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,613,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON OO, HC

(1) The aggregate percentage of Common Stock reported owned herein is based upon 2,620,495,552 shares of Common Stock outstanding, as of June 10, 2024.

1	NAME OF REPORTING PERSON Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,804 (1)
	8	SHARED VOTING POWER 207,613,525
	9	SOLE DISPOSITIVE POWER 11,804 (1)
	10	SHARED DISPOSITIVE POWER 207,613,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,625,329 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON IN, HC

(1) Includes 11,804 shares of Common Stock underlying certain restricted stock units that have vested, however, Mr. Wallace has elected to defer settlement and receipt of such shares until his separation from service from the Board.

(2) The aggregate percentage of Common Stock reported owned herein is based upon 2,620,495,552 shares of Common Stock outstanding, as of June 10, 2024.

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The funds for the purchase of the Common Stock beneficially owned by Outerbridge Capital, Outerbridge Special Opportunities, Outerbridge Special GP and Mr. Wallace came from the working capital of Outerbridge Special Opportunities. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business. The aggregate purchase price of the 207,613,525 shares of Common Stock owned by Outerbridge Special Opportunities is approximately $21,929,371.

In addition, the 11,804 Shares beneficially owned directly by Mr. Wallace were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 5, 2024, Barnes & Noble Education, Inc. (“BNED” or the “Company”) held a virtual special meeting of stockholders (the “Special Meeting”) to vote upon certain proposals related to a rights offering (the “Rights Offering”) and other transactions (collectively, the “Transactions”) in connection with a Standby, Securities Purchase and Debt Conversion Agreement (the “Purchase Agreement”) by and among the Company, Toro 18 Holdings LLC (“Immersion”), Selz Family 2011 Trust, Outerbridge Capital Management, LLC, Vital Fundco, LLC and TopLids LendCo, LLC, dated as of April 16, 2024. A more complete description of each of the proposals is set forth in the definitive proxy statement filed by the Company with the Securities and Exchange Commission on May 15, 2024.

At the Special Meeting, at least 44,152,734 shares of Common Stock were represented out of the 53,156,369 shares of Common Stock outstanding and entitled to vote as of May 13, 2024, the record date for the Special Meeting, constituting a quorum. The voting results for each of the proposals submitted to a vote at the Special Meeting are set forth below.

Proposal 1. The approval of the issuance of shares of Common Stock in connection with the Rights Offering and other Transactions (the “Share Issuance”), in each case pursuant to the Purchase Agreement.

Proposal 2. The approval of an amendment to the Certificate of Incorporation to increase the aggregate number of authorized shares of Common Stock from 200,000,000 shares to 10,000,000,000 shares.

Proposal 3. The approval of an amendment to the Certificate of Incorporation to effect a reverse stock split of shares of Common Stock at a ratio of 1-for-100, which split may be effected by the Board of Directors of the Company (the “Board of Directors”) following the Share Issuance and the closing (the “Closing”) of the other Transactions contemplated by the Purchase Agreement, but no later than forty-five (45) calendar days following the Closing.

Proposal 4. The election of seven (7) directors to serve on the Board of Directors from Closing until the Company’s next annual meeting of stockholders and until their respective successors are duly elected and qualified.

Proposal 5. The authorization of an adjournment or adjournments of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the aforementioned proposals.

In connection with the $45 million fully-backstopped Rights Offering, the Company distributed to each holder of record of Common Stock one non-transferable subscription right (each, a “Subscription Right”) for every share of Common Stock owned by such holder on May 14, 2024, the record date for the Rights Offering. Each Subscription Right carried with it a “basic subscription right” (the “Basic Subscription Right”), which entitled Subscription Rights holders to purchase seventeen (17) shares of Common Stock at a subscription price of $0.05 per share (the “Subscription Price”), and an “over-subscription right” (the “Over-Subscription Right”), which entitled each Subscription Rights holder that had exercised its Basic Subscription Right in full to subscribe for additional shares of Common Stock at the same Subscription Price of $0.05 per share, to the extent that shares of Common Stock offered in the Rights Offering had not been purchased by other holders of Basic Subscription Rights. The Rights Offering expired on June 5, 2024 at 5:00 p.m., Eastern Daylight Time and the Subscription Rights are no longer exercisable.

The Rights Offering resulted in subscriptions for approximately 641,995,541 shares, or 71%, of the 900,000,000 shares of Common Stock offered at the Subscription Price. The shares of Common Stock subscribed for are expected to be issued to participating stockholders on or about June 10, 2024.

As previously disclosed, the Company entered into an agreement with Immersion Corporation (NASDAQ: IMMR) and certain of the Company’s existing stockholders (collectively, the “Standby Purchasers”), through which the Standby Purchasers will collectively purchase, at the Subscription Price, any Subscription Rights that remain unexercised upon the expiration of the Rights Offering after accounting for all Over-Subscription Rights exercised (the “Unexercised Shares”), up to $45 million in shares of Common Stock not subscribed for by the Company’s stockholders (the “Backstop Commitment”). Subject to the Backstop Commitment, the Standby Purchasers will purchase the 258,004,459 Unexercised Shares for an aggregate purchase price of $12.9 million.

In connection with the transactions described in this Item 4, the Reporting Persons acquired 202,480,772 shares of Common Stock of the Issuer. On June 5, 2024, Mr. Wallace submitted a letter of resignation to resign as a director of the Issuer effective as of June 10, 2024, prior to the completion of the transactions and the acquisition by the Reporting Persons of the Common Stock, and is no longer a director of the Issuer.

Other than as set forth in this Item 4, the Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 2,620,495,552 shares of Common Stock outstanding, as of June 10, 2024.

A.	Outerbridge Capital
(a)	As the investment manager to Outerbridge Special Opportunities, Outerbridge Capital may be deemed the beneficial owner of the 207,613,525 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 207,613,525
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 207,613,525
(c)	Other than as set forth in Item 4 above, Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days.
B.	Outerbridge Special Opportunities
(a)	As of the close of business on the date hereof, Outerbridge Special Opportunities beneficially owned 207,613,525 shares.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 207,613,525
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 207,613,525
(c)	Other than as set forth in Item 4 above, Outerbridge Special Opportunities has not entered into any transactions in the securities of the Issuer during the past sixty days.
C.	Outerbridge Special GP
(a)	As the general partner of Outerbridge Special Opportunities, Outerbridge Special GP may be deemed the beneficial owner of the 207,613,525 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 207,613,525
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 207,613,525
(c)	Other than as set forth in Item 4 above, Outerbridge Special GP has not entered into any transactions in the securities of the Issuer during the past sixty days.

D.	Rory Wallace
(a)	As of the close of business on the date hereof, Mr. Wallace beneficially owned directly 11,804 shares of Common Stock. As the managing member of each of Outerbridge Capital and Outerbridge Special GP, Mr. Wallace may be deemed the beneficial owner of the 207,613,525 shares owned by Outerbridge Special Opportunities.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 11,804
2. Shared power to vote or direct vote: 207,613,525
3. Sole power to dispose or direct the disposition: 11,804
4. Shared power to dispose or direct the disposition: 207,613,525
(c)	Other than as set forth in Item 4 above, Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to securities of the Issuer.

No changes from the prior Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

No changes from the prior Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND, LP

By:	Outerbridge Special Opportunities GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE